NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium settles potash claim

January 30, 2013

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) today announced that it has tentatively settled all claims brought by a purported class of direct and indirect purchaser plaintiffs who alleged that Agrium’s and other defendants’ pricing of potash violated United States antitrust laws. The settlement is subject to court approval.

Agrium and the other defendants deny all allegations of wrongdoing, liability, or damage to any of the plaintiffs or putative classes in the action, deny that they engaged in any violation of law or breach of duty, and believe they acted properly at all times. This settlement avoids legal costs and the distractions associated with protracted litigation. Agrium will pay a total of USD$10-million to settle the claims and will thereby be released from any liability in connection with those claims.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com